AIMFINITY INVESTMENT CORP. I

1 Rockefeller Plaza, 11th Floor

New York, New York 10020

(646) 722-2971

April 21, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	David Gessert

Sandra Hunter Berkheimer

Re:	Aimfinity Investment Corp. I

Registration Statement on Form S-1, as amended (File No. 333–263874)

Dear Mr. Gessert and Ms. Berkheimer:

Aimfinity Investment Corp. I (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Washington D.C. time, on April 25, 2022, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very Truly Yours,

Aimfinity Investment Corp. I

By:	/s/ Jing Cao
Jing (“George”) Cao
Chief Executive Officer

cc:	David Ni, Sidley Austin LLP

Michael J. Blankenship, Winston & Strawn LLP